Exhibit 99.1

GoldMining Inc. Commences Exploration Drilling at

São Jorge Project, Brazil

Vancouver, British Columbia – May 12, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report that it has commenced drilling with two diamond core drills in support of the previously announced exploration program at its 100% owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district, Pará State, Brazil. The program, which was commenced on time and on budget is the most extensive exploration program initiated by the Company to date.

Highlights:

●	Commenced drilling at São Jorge with two diamond core drills

●	Approximately 500 metres completed of the planned campaign of up to 5,000 metres

●	Also an airborne Lidar survey was initiated to provide high-resolution images of topography and structural geological information

●	Additional planned activities include extensive auger drilling and soil sampling programs, and ground geophysical surveys including Induced Polarisation ("IP")

●	Excellent infrastructure, including an existing 35-person camp and easy access to paved highway and grid power, has helped facilitate a rapid ramp-up of exploration activities

●

Building on the Company’s strong safety and sustainability culture, the excellent safety record to date is testament to the Company’s investment in safety and environmental training, which is provided for all employees and contractors and optimizes other production metrics

Alastair Still, Chief Executive Officer of GoldMining, commented: "Our local team in Brazil has done a tremendous job successfully initiating the most extensive drilling program to date at our São Jorge Project with zero reportable safety and environmental incidents. Following a successfully executed 2024 drilling campaign, which utilized one diamond coring drill, we have doubled coring capacity this field season with two drills to perform the 2025 exploration campaign.

We look forward to reporting results from this systematic exploration program that is targeting expansion of the São Jorge deposit, which remains open along strike to the northwest and southeast, and to test new targets outside of known areas of mineralization extending over a 12 km x 7 km geochemical footprint within our 100%-owned regional scale property exceeding 46,000 hectares in size.”

2025 São Jorge Exploration Drilling

The Company's 2025 core drilling program utilizes two drill rigs from the same contractor it appointed to conduct the 2024 drilling program, which was completed efficiently and with no safety or environmental incidents (see Figure 1).

The drilling comprises fences of drill holes targeting the potential extension of the deposit's known limits along the trend to the northwest and southeast (see Figure 2). Pending results, the Company may undertake further step-out drill fences along strike to continue testing the prospective structural corridor.

About São Jorge

The São Jorge Gold Project is located in the Tapajós gold district in the south-central portion of the Amazon Craton. The São Jorge mineral deposit (the "Deposit") is a granite-hosted, intrusion-related gold deposit, similar to the Tocantinzinho gold deposit located approximately 80 km northwest of São Jorge. Exploration activities carried out by the Company over the past two years have successfully delineated several new exploration targets comprising gold ± copper ± molybdenum ± silver soil geochemical anomalies, which cumulatively outlines a potential large mineral system defined by a 12 km x 7 km geochemical footprint surrounding the Deposit (see news releases dated March 18, 2025 and April 14, 2025).

Figure 1 – Diamond core drilling underway at São Jorge.

Figure 2 –São Jorge Project exploration targets, indicating initial drill target locations.

Visit www.goldmining.com for more information, including high-resolution figures, and to review the Technical Report titled "NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil,” with an effective date of January 28, 2025.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, verified and approved all scientific and technical information herein this news release. Mr. Pereira is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 26.3 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project and expected work programs thereat, and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.